As submitted confidentially to the Securities and Exchange Commission on January 30, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

TELKOM SA LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Republic of South Africa

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_____________________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, New York, 10286

(212 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel G. Bergstein, Esq. Marie Censoplano, Esq. Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6000	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466

    [ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts representing Ordinary Shares of Telkom SA Limited	100,000,000 American Depositary Shares	$5.00	$5,000,000	$460

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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EXPLANATORY NOTE

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8, 22 and 25
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

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3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement, dated as of ____________, 2003, among Telkom SA Limited, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to Telkom SA Limited relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  - Not Applicable.

f.

Power of Attorney from certain officers and directors and the authorized representative of Telkom SA Limited. - Included in the signature pages hereto.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 29, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Telkom SA Limited.

By:

The Bank of New York,

As Depositary

By:

s/s JOANNE F. DIGIOVANNI

       Joanne F. DiGiovanni

       Vice President

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Pursuant to the requirements of the Securities Act of 1933, Telkom SA Limited has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Johannesburg, South Africa, on January 29, 2003.

TELKOM SA LIMITED

By:  s/s SIZWE NXASANA

        Sizwe Nxasana

        Chief Executive Officer

Power of Attorney

Each person whose signature appears below hereby constitute and appoint Sizwe Nxasana, Anthony Lewis, Shawn McKenzie and John Gibson, and each of them with full power to act alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution and revocation, for each of him or her and in his or her name, place, and stead, in any and all capacities, to sign  any and all amendments to this registration statement (including post-effective amendments) and additions to this registration statement, and to file the same with the Securities and Exchange Commission, and hereby grants unto such attorneys-in-fact and agents, and each of them, the full power to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intends and purposes, as each of him or her might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their respective substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 29, 2003.

s/s SIZWE NXASANA

Chief Executive Officer; Chairperson of the Board

Sizwe Nxasana

of Directors (principal executive officer)

s/s NOMAZIZI MTSHOTSHISA

Chairperson of the Board and Director

Nomazizi Mtshotshisa

/s/ ANTHONY LEWIS

Chief Financial Officer

Anthony Lewis

(principal financia and accounting officer)

/s/ WENDY LUHABE

Director

Wendy Luhabe

/s/ TAN SRI DATÓ IR MUHAMMAD RADZI MANSOR

Director

Tan Sri Dató Ir Muhammad Radzi Mansor

/s/ SHAWN MCKENZIE

Chief Operating Officer; Director

Shawn McKenzie

/s/ RICHARD MENELL

Director

Richard Menell

/s/ Dr. DILIZA MJI

Director

Dr. Diliza Mji

/s/ PETER MOYO

Director

Peter Moyo

/s/ THLALEFANG SEKANO

Director

Thlalefang Sekano

___________________________________

Director

Colin Smith

/s/ CHIAN KHAI TAN

Chief Strategic Officer; Director

Chian Khai Tan

/s/ CHARLES VALKIN

Director

Charles Valkin

/s/ THEMBA VILAKAZI

Director

Themba Vilakazi

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/s/ JONATHAN P. KLUG

Director

Jonathan P. Klug

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By: /s/ DONALD J. PUGLISI

       Donald J. Puglisi

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement, dated as of __________, 2003, among Telkom SA Limited, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of letter from The Bank of New York to Telkom SA Limited relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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